UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 30, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Alpha and Omega Semiconductor Limited
File Nos. 1-34717 and 333-165823

CF#36532

Alpha and Omega Semiconductor Limited submitted an application under Rules 406 and 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Forms listed below.

Based on representations by Alpha and Omega Semiconductor Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.8	F-1	3/31/2010	through July 27, 2019
10.10	F-1	3/31/2010	through July 27, 2019
10.15	10-K	9/9/2011	through July 27, 2019
10.18	10-K	9/9/2011	through July 27, 2019
4.18	20-F	9/2/2010	through July 27, 2019
4.20	20-F	9/2/2010	through July 27, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary